Exhibit 99.2

1701 Hollis Street
Suite 400, Founders Square
(P.O. Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Reports Fourth Quarter and Year End Financial Results
Reports Record Adjusted Earnings, Operating Cash Flow and Net Free Cash Flow

Halifax, March 30, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announces its financial results for the three and twelve months ended December 31, 2009. All figures reported are in U.S. dollars unless otherwise indicated.

Strong Financial Performance

  The Company reported its ninth consecutive quarter of positive operating cash flow. During the fourth quarter the Company generated $31.6 million in operating cash flow as compared to $10.0 million in the same period in 2008, a $21.6 million, or 216%, improvement. This improvement was primarily due to the ongoing operational enhancements achieved throughout the Company’s operations. For the 12 months ended December 31, 2009, the Company reported $78.2 million in operating cash flow as compared to $55.9 million in 2008, a $22.3 million, or a 40%, improvement.

  The Company reported $9.0 million in positive free cash flow, its best quarter to date, for the fourth quarter as compared to negative free cash flow of $6.5 million in the same period in 2008, a $15.5 million, or a 238% improvement. This is primarily as a result of improved operations, the reduction in capital expenditures due to the near completion of the Ocampo capital expansion program and the strong metal prices realized in the quarter. For the 12 months ended December 31, 2009, the Company reported $1.4 million in free cash flow as compared to negative free cash flow of $10.9 million in 2008, a $12.3 million or a 113% improvement.

  In the fourth quarter, the Company reported earnings before other items of $0.16 per share as compared to $0.04 per share in the same period in 2008, a $0.12 per share, or a 300% improvement. This result represents the Company’s best ever performance to date. For the 12 months ended December 31, 2009, earnings before other items increased to $0.22 per share as compared to $0.11 per share in the same period in 2008, a $0.11 per share, or a 100% improvement.

  In the fourth quarter, the Company reported net earnings of $0.10 per share. This compared to $0.26 per share in the same period in 2008 which is primarily related to a $0.14 per share foreign exchange gain and a $0.08 per share future tax recovery recorded in the fourth quarter of 2008 that were not realized in the fourth quarter of 2009. Whereas earnings in the fourth quarter of 2009 were negatively impacted by a foreign exchange loss of $0.01 per share and future tax expense of $0.03 per share. Prior to these non-cash adjustments earnings per share for the fourth quarter were $0.14 per share as compared to earnings of $0.05 per share in the fourth quarter of 2008. Net earnings for the 12 months ended December 31, 2009 were $0.01 per share as compared to $0.34 per share in the same period in 2008. The decrease in earnings for the year as compared to 2008 is primarily related to a $0.14 per share foreign exchange gain and a $0.08 per share future tax recovery adjustment that were recorded in 2008 whereas 2009 earnings were negatively impacted by a foreign exchange loss of $0.09 per share and future tax expense of $0.05 per share. Prior to these non-cash adjustments, earnings for the year were $0.16 per share as compared to $0.09 per share in 2008.

  Revenues for the fourth quarter were $68.2 million as compared to $48.3 million in the same period in 2008. During the quarter the Company realized an average gold and silver price of $1,093 per ounce and $17.54 per ounce, respectively, as compared to $796 per ounce and $10.05 per ounce. Revenues for the 12-month period ended December 31, 2009 were $206.8 million as compared to $212.5 million in the same period in 2008. During the year the Company realized an average gold and silver price of $978 per ounce and $14.91 per ounce, respectively, as compared to $864 per ounce and $14.66 per ounce.

  Operating margins in the fourth quarter improved to 56% or $615 per gold equivalent ounce using the Company’s long-term gold-to-silver ratio of 55:1. Operating margins for the 12-month period ended December 31, 2009 improved to 49% or $483 per gold equivalent ounce using the Company’s long-term gold-to-silver ratio of 55:1.

Strengthened Balance Sheet and Cash Profile

  The Company ended the year with cash of $129.0 million, a $125.7 million increase in cash on hand since December 31, 2008. As a result, the Company was in a net cash position of $92.1 million at December 31, 2009.

  On October 22, 2009, the Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share. The net proceeds of over $108 million are available for funding expanded exploration programs at the Ocampo and El Cubo mine sites, the advancement of the Guadalupe y Calvo project, debt repayments, greenfields exploration and general corporate purposes.

  As a result of the gross proceeds received through the public offering and the Company’s improved cash flow profile, the Company’s Balance Sheet has been significantly strengthened, which provides management with considerable flexibility in executing its future business plans. Additionally, the current debt-to-equity ratio has improved to 4.7%, which is well below industry standards.

  As of December 31, 2009, the Company’s $30 million revolving line of credit facility was increased to $50 million following the participation of Société Générale as the second syndicate partner. All terms and conditions remain as per the originally established facility with the approximate undrawn capacity on this facility now representing $22.6 million.

Strong Production and Cash Costs Reduction

  During the fourth quarter, cash costs were $423 per gold equivalent ounce using the Company’s long-term gold-to-silver ratio of 55:1. Using the realized gold-to-silver ratio of 62:1 reported in the quarter, cash costs were $445 per gold equivalent ounce.

  During the year, cash costs were $430 per gold equivalent ounce using the Company’s long-term gold-to- silver ratio of 55:1, a decrease of $82 per gold equivalent ounce over 2008, a 16% improvement. Using the realized gold-to-silver ratio of 66:1 reported for the year, cash costs were $462 per gold equivalent per ounce, a decrease of $66 per gold equivalent ounce, a 13% improvement.

  During the fourth quarter, the Company produced 36,829 gold ounces and 1,465,098 silver ounces, or 63,467 gold equivalent ounces at the Company’s long-term gold-to-silver ratio of 55:1. Using the realized gold-to-silver ratio of 62:1 reported in the fourth quarter, the Company produced 60,407 gold equivalent ounces. The fourth quarter was the best gold and silver production quarter in 2009.

  During the year, the Company produced 136,309 gold ounces and 5,165,514 silver ounces, or 230,228 gold equivalent ounces at the Company’s long-term gold-to-silver ratio of 55:1. Using the realized gold-to-silver ratio of 66:1 for the year, the Company produced 214,072 gold equivalent ounces.

Ocampo Capital Expansion Program Essentially Complete and Operations Improving

  By the end of 2009, the Ocampo capital expansion program was substantially complete. Both the Phase III mill expansion and the heap leach expansion are expected to be fully commissioned during the second quarter of 2010. Supported by the improved operational cash flow profile achieved through the Company’s improved operations, the Company continued to internally fund the Ocampo capital expansion program in 2009.

  The planned reinvestment and reorganization program in the underground operation has facilitated a significant increase in production volume. Production from the underground averaged 1,434 tonnes per day in the month of December, exceeding the Company’s year-end target of 1,200 tonnes per day by 20%.

  During the fourth quarter the mill facility was impacted by unforeseen issues including required maintenance of the third mill and the replacement of five under-sized cyclones. The issues with the third mill were resolved by mid-December. Two cyclones of the five cyclones were installed by the end of December 2009 and by the end of the first quarter of 2010, the three remaining cyclones were installed at the Ocampo mill facility. This will allow the Company to complete the commissioning of the Phase III mill expansion and begin to ramp up to target production levels of 3,300 to 3,400 tonnes per day during Q2 2010. Also during the fourth quarter a heavy and unseasonal rainfall impacted production at the Ocampo underground mine over a period of 5 days and at the Ocampo open pit mines for a period of 10 days. The significant rainfall also impacted the mine’s heap leach operations through the dilution of the pregnant pond and the overall leaching solutions. This issue was remediated over a 4-week period, after which the heap leach processing facility was producing at targeted output levels.

  The expansion and re-optimization of the heap leach pad through the conversion to a valley leach design will provide an additional 10 million tonnes of stacking capacity. This initiative has successfully deferred the construction of the Phase III expansion for additional heap leach capacity until 2012. The current heap leach conversion to valley fill is progressing on schedule and is expected to be fully commissioned by the end of the second quarter.

  The operations continue to benefit from the cost savings realized through the access to the more reliable and cost effective 20 megawatts of grid power at the Ocampo mine. Previously, the Company had relied on diesel generated power for its energy requirements. This diesel generated power now serves as a back-up power supply should there be any interruptions in grid power service.

El Cubo Delivers Productivity Improvements
  During the year, the Company was able to negotiate the adoption of a 7-day continuous work schedule at the El Cubo mine that, once implemented in mid-2009, began to deliver continually improved productivity. In the fourth quarter, the El Cubo mine reported record productivity levels, with December reporting the highest levels reported in the mine’s history. The mine’s performance was further supported by the adoption of a new production incentive bonus program that was introduced during the fourth quarter. By mid-year, the Company anticipates that the El Cubo mine will be operating at its targeted level of 1,850 tonnes per day.
  On October 1, 2009 the Company announced that it had successfully renewed the Las Torres Lease Agreement for an additional three-year term. The Las Torres Lease Agreement provides Gammon with the mining rights and use of the Las Torres processing and administration facilities located at Gammon’s El Cubo Mine.
  In early, 2010 the Company entered into a toll milling agreement with a subsidiary of Fresnillo, whereby 50,000 tonnes of ore from its Los Chorros mine will be toll-milled at the El Cubo Las Torres mill. The processing of Los Chorros ore will allow the Company to utilize unused capacity in its 2,000 tonne per day Las Torres mill facility while the El Cubo mine ramps up production to targeted levels. The revenue fees generated from this agreement will be offset against operating expenses.

Strategic Exploration Program Launched

  In mid-2008 the Company launched a strategic exploration program, the first dedicated and strategic program since 2004. 2009 was the first full year where the strong cash flow profile supported an aggressive 115,500 metre exploration program at Ocampo. The 2009 program was focused on in-fill drilling of open pit reserves to increase reserve confidence, drilling open pit resources within existing resource open pit limits and the identification of new grassroots targets.

  During the past six months, the Company focused on drilling at the Santa Eduviges underground target at Ocampo. Santa Eduviges is located under the current open pits and is within close proximity of the main crushing circuit. Development of Santa Eduviges was a key focus of the exploration program of the Company during the latter part of 2009 and early 2010. Currently, the Company is targeting to have Santa Eduviges in production in the second half of 2010.

  The 2009 Ocampo exploration program implemented priority drilling programs at Las Molinos, Altagracia, Picacho SE, San Amado, Cerro Colorado and Santa Librada. The $13.3 million 2010 exploration program will continue to develop these and other new potential targets identified throughout the year.

  In the fourth quarter of 2009, an exploration program was launched at the El Cubo mine. Until the launch of this 44,000 metre program, there had not been a strategic exploration program conducted on this property in more than a decade. Early drill results from the Dolores – Capulin and the Fenix target have been very encouraging and follow up drilling on these targets continue as part of the $9.6 million 2010 exploration program.

  During 2009, activity at the advanced Guadalupe y Calvo project was restricted by a production covenant imposed by the Company’s lenders. In the fourth quarter of 2009 this restrictive covenant was lifted and the Company will focus on completing a Scoping Study during the third quarter of 2010.

Recent Highlights

  On March 16, 2010, the Ontario Superior Court of Justice certified the proposed class action commenced by Ed J. McKenna in 2008 in respect of investors who purchased the securities through underwriters in Canada under the Company’s April 2007 prospectus. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. Management continues to be of the opinion that the claim is without merit, and that a strong defence exists against the claim.

  On March 23, 2010 the Company announced that it has signed definitive purchase option agreements on a group of properties called the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico. The Mezquite Project, in Zacatecas State, covers 460 hectares and is located 45 kilometres southeast of Goldcorp’s Peñasquito property and 22 kilometres northeast of Camino Rojo (Goldcorp recently announced the acquisition of Camino Rojo). The property lies within a 70 kilometre belt with over 27.4 million ounces of gold and 1,611 million ounces of silver, or approximately 57 million gold equivalent ounces at a gold-to-silver ratio of 55:1, in published reserves and resources in all categories.

“2009 was a year where we successfully advanced the majority of our internal growth strategy. We have reported record operating and free cash flow levels. Earnings before other items for the quarter and for the year were strong, with the fourth quarter reporting our best ever quarterly result. We are near the completion of the strategic capital expansion program at Ocampo. Operations are running well and we launched an aggressive exploration program after years of inactivity. Although production was impacted by certain unforeseen events during the fourth quarter, we delivered on the majority of our targets for the year. With operations steadily moving to planned levels, we look forward to consistently delivering targeted production levels by mid-2010.” stated René Marion, President and Chief Executive Officer.

Fourth Quarter 2009
(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

Three Months Ended	Dec. 31/09	Dec. 31/08

Gold ounces sold	38,249	41,004
Silver ounces sold	1,509,511	1,534,318
Gold equivalent ounces sold(1)	62,462	60,662
Gold equivalency rate	62	79
Gold ounces produced	36,829	43,768
Silver ounces produced	1,465,098	1,649,893
Gold equivalent ounces produced(1)	60,407	64,889
Revenue from mining operations	$68,220	$48,262
Production costs, excluding amortization and depletion	$27,113	$24,521
Net earnings	$13,452	$31,555
Net earnings per share	$0.10	$0.26
Net earnings per share, diluted	$0.10	$0.26
Cash flows from operations	$31,597	$9,965
Net free cash flow(2)	$8,950	($6,446)
Total cash	$128,977	$3,258
Total cash costs per gold equivalent ounce(2)	$445	$413
Total cash costs per gold ounce(2)	$35	$234
Average realized gold price per ounce	$1,093	$796
Average realized silver price per ounce	$17.54	$10.05
Gold equivalent ounces sold (55:1)(3)	65,694	68,901
Gold equivalent ounces produced (55:1)(3)	63,467	73,766
Total cash costs per gold equivalent ounce (55:1)(3)	$423	$364

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 29 of the 2009 Annual Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

Twelve Months Ended December, 31 2009 Highlights
(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

Twelve Months Ended	Dec 31/09	Dec 31/08

Gold ounces sold	133,003	150,646
Silver ounces sold	5,146,584	5,606,539
Gold equivalent ounces sold(1)	210,853	245,028
Gold equivalency rate	66	59
Gold ounces produced	136,309	154,428
Silver ounces produced	5,165,514	5,778,874
Gold equivalent ounces produced(1)	214,072	251,510
Revenue from mining operations	$206,801	$212,522
Production costs, excluding amortization and depletion	$96,504	$127,651
Net earnings	$1,732	$39,994
Net earnings per share	$0.01	$0.34
Net earnings per share, diluted	$0.01	$0.33
Cash flows from operations	$78,218	$55,933
Net free cash flow(2)	$1,357	($10,908)
Total cash	$128,977	$3,258
Total cash costs per gold equivalent ounce(2)	$462	$528
Total cash costs per gold ounce(2)	$156	$313
Average realized gold price per ounce	$978	$864
Average realized silver price per ounce	$14.91	$14.66
Gold equivalent ounces sold (55:1)(3)	226,577	252,583
Gold equivalent ounces produced (55:1)(3)	230,228	259,498
Total cash costs per gold equivalent ounce (55:1)(3)	$430	$512

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 29 of the 2009 Annual Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The financial statements along with the Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

Financial Results Conference Call & Webcast

The Company’s audited quarterly and year-end financial results for the three month and twelve month period ended December 31, 2009 will be released before the market opens on Tuesday, March 30, 2010. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Tuesday, March 30, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results. Directly following the Company’s fourth quarter and year-end 2009 results conference call and webcast, the Company will host a live webcast of its Analyst Day presentations beginning at 11:00 a.m. Eastern Time. The fourth quarter and year-end 2009 results webcast and the Analyst Day webcast will be available through the following link:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940

Fourth Quarter and Year End Financial Results Conference Call Access:

  Canada & US Toll Free:                       1-(888) 231-8191
  International & Toronto:                     1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End 2009 Results Conference Call. Please note the Analyst Day presentations will only be available via the live webcast.

Archive Fourth Quarter and Year End Financial Results Conference Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, April 6, 2010 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833                    Passcode: 58806907#
  North America Toll Free: 1-800-642-1687                         Passcode: 58806907#

Archive Fourth Quarter and Year End Financial Results and Analyst Day Webcast:

The Fourth Quarter and Year End Financial Results and the Analyst Day webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416- 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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